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                Filed by CBOT Holdings, Inc.
                Subject Company -- CBOT Holdings, Inc.
                Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

The following are the prepared remarks of the Chairman of the CBOT given at a meeting of CBOT members on June 25, 2002.

                                *   *   *   *

                 Remarks by CBOT Chairman Nickolas J. Neubauer
                           Mid-Year Chairman's Report
                                 June 25, 2002

     Thank you for attending our Mid-Year Chairman's Report, either in person or via Membernet.

     As I enter the last six months of my chairmanship, let me say that I have been proud and honored to hold this position. I began each new year by making commitments to you about what would be accomplished. I am happy to say that keeping these commitments has laid the foundation for a strong and successful future for our exchange.

     I promised you regular communication, recruitment of a good, strong management team, overseeing our restructuring and business plan to see that we remained true to a vision of both member and corporate profits, and restoring good relations with the CBOE. I believe we have accomplished nearly all of these objectives in the last year and a half.

     Not everything has fallen our way but in general today we are a well-managed organization with sound finances and a good business plan that is working. In the last part of my term, I will do what I can to see that my successor gets off to a good start.

     Let me discuss where we are today and our plans for the future. Most importantly, I am going to talk about our focus at the CBOT on "Integrity, Liquidity, Flexibility," and, in particular, "Integrity" because in today's environment of corporate mistrust, that is the most important product we offer our customers.

1.   Yesterday's Board Meeting

     Yesterday, your Board approved measures to enhance the value of our membership. We modified our pricing schedule to reduce a/c/e fees for members and this should benefit our floor traders who use a/c/e as part of their trading strategy and also encourage electronic trades to purchase memberships. We also eliminated some fees and modified some of our cap provisions.

     Finally, we tightened our rules for eligibility for proprietary trading accounts. Once again, this should enhance membership value as traders become aware of the fee reductions available through membership purchase.

2.   Finances

     We continue to do excellent volume. Our volume is currently about 15% higher than last year at this time and is averaging close to 1.2 million contracts daily. If we continue at this pace, we will have a record volume year, surpassing our previous record of 281 million contracts traded in 1998 and last year's 260 million, which was our second highest year.

     Our electronic trading volume is currently averaging about 375,000 contracts per day and on some days is over 700,000 contracts. Customers are actively participating on both platforms, making up about 27% of the volume in open auction and 19% on the electronic platform and many market makers in financials use both platforms as part of their trading strategies.

     Now for news that is not as good. Our seat prices are low despite this high volume and as I explained last month, we believe that the immediate cause is the sharp decline in CBOE seat prices. Less than five months ago, our CBOT Full memberships reached $452,000, the highest level since summer of 2000. Today they are in the $280,000 area.
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     Members are asking, what happened?  The short answer is that, while on
     March 7 CBOE seats were trading at $345,000, by April 1 they were trading at $200,000 (after 14 seat sales). Now they are trading in the $160,000 - 180,000 area. Throughout the last 10 years, about 700 plus CBOT seats were used at the CBOE. We understand that the decline in stock market activity has reduced demand so that now about 550 of our memberships are used there.

     What happens at the CBOE can have an effect on our membership prices, since at times, about half our Full seats are used there. During much of the last ten years this had a positive effect. Lessors could thank the CBOE for $10,000 monthly lease rates. Today the CBOE is contending with some serious issues. As I discussed at our April Member Information Meeting:

          "I have talked to the CBOE leadership and I know that the stock market slowdown has seriously impacted their membership value. They are taking steps to improve the CBOE's competitiveness. Obviously, this is important to us since their economic well being has an impact on our membership values."

     The CBOE has some major issues that thankfully we do not have: for example, internalization of orders by firms. In the securities world, firms are allowed to trade against their customers. Firms can take the other side of a customer order instead bringing it to a competitive marketplace for execution.

     This practice is being brought to the attention of the SEC, as is payment for order flow. In both cases the firm is attempting to profit from a customer's order other than by a straightforward commission. The firm's interest is not simply as an agent or broker for a customer attempting to get the best possible fill, but instead is looking to profit from the customer order in a way that the customer does not see.

     I do not believe that the current rules are adequate to protect investors. Barron's had an excellent article on this subject and noted the inherent conflicts that exist when a firm is both principal and agent and that because of the vagueness of the "best execution" standard, there is no way of knowing whether the firm is fulfilling its fiduciary duty to the customer or being greedy. The basic problem is that the firm wants to sell at a high price, the customer wants to buy at the best price, and simply letting the firm decide this, rather than bringing the order to a competitive market, leaves too much opportunity for conflicts of interest to disadvantage the customer and the market generally.

     The customer should know that he gets the best possible fill only if his order is handled by an agent solely dedicated to the customer's best interest, and not if his firm is acting both as principal and agent. It is true that a firm will get quotes from a marketplace before filling the order internally but there is no opportunity for price improvement by a crowd of competing market makers as when an order is presented for immediate fill. Most importantly, by turning the exchange into a quote service, you destroy the vibrancy of the competitive market and you disadvantage other customers and market participants.

     Mark Duffy, the CBOE's Vice Chairman, is holding membership information meetings at the CBOE and I am very impressed with the concrete proposals he presented for turning the CBOE around, as well as the optimism and enthusiasm with which he presents them. I know we all hope he is successful because of the ties between our exchanges.

     The most important thing for us to do is to continue on our business plan - development of new products, investments in technology, sound financial planning. This gets back to what most members believe is important: as a recent post of Tradetalk stated,
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          "...let's concentrate on the future, which is providing a marketplace that has an economic value, and not worry about seat prices. They will take care of themselves. The secret is contracts that have an economic value, not whether we go public or whether we prop up seat prices in some artificial form. It is simply this: good contracts on this exchange are paramount, and should be number one in our thoughts."

     Our 10-year swaps contract is an example of a good new contract. Open interest is now over 40,000 contracts. Last Friday we introduced 5-year swap futures and we are targeting a two-year swaps futures contract soon. This is our first solid success in new products in recent years, and I believe this complex will continue to grow.

     We are also working on the e-mini Dow. The e-mini S&P and e-mini Nasdaq do 200,000 to 400,000 contracts each per day and I would think that with the efforts of Bernie Dan and Marty Reiner in marketing and distribution, we would see substantially higher volume in our contract.

     Before we leave this subject of seat prices, let us remember that there are some good sides to low seat prices and lease rates. Last month full seats leased for $1500 per month. This could bring in many new traders to our agricultural pits, who could become seat owners. It also encourages traders in all product categories to move up to full seat ownership.

3.   Membership Value

     When we do high volume, we know we are providing value to our customers. Our low seat prices tell us we are not getting enough value for what we are providing. We do not want to artificially inflate seat prices or reduce the attractiveness of doing business at our exchange but at the same time, we must not become a low cost utility.

     We are looking at our business model for member fee preference. Last month your Board passed a regulation to further close loopholes to ensure that arcade or trading room customers pay customer rates. Customers should pay customer rates.

     We are looking at the rates paid by members and member firms. Our model of the 1970's and 1980's was that we did not care that much whether off floor traders qualified for lower rates off one membership because all the orders went to open auction, where we as members either could trade or broker the orders.

     Today the situation is different since many orders are electronic. We want the member fee preference to be a primary vehicle for getting value back for what we are providing our customers. Consequently, we are reducing a/c/e fees for members (1 seat, 1 preference) and generally review how member fee preference should work in the electronic world.

     Our plan is to gather facts, analyze them and run proposals by members and market participants before taking Board action.

4.   Investment in Open Auction

     Yesterday Bill Farrow gave our Board an update on our technology investment plan. One of my top priorities as Chairman is to make open auction as automated and technically efficient as possible.

     We have made substantial progress so far and even more will be made over the next six months. You may remember that in 2000 an order routing system was plagued by down days; those days are gone, thanks to good management.
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     Our handheld pilot program began some months ago in the oat and ten-year note pits, and thanks to those members who volunteered, we have processed over 16,000 trades since April. At the end of the pilot program a decision will be made regarding further deployment, but I am hopeful we will be getting floor technology that will allow us to implement this program across the floor, working in conjunction with members to see that it meets our needs.

     Our goal is an integrated market that enables customer orders to be executed in the best-priced platform at that time. FCMs have their sales staff equipped with a/c/e screens constantly monitoring price and depth of market, desk staff constantly communicating with open auction via hand signals, headsets and wireless technology and local traders keeping cross platform prices efficient by using wireless order entry systems linked a/c/e. Communications technology is applied to both platforms to create a deep pool of liquidity that is cost efficient as well because of the reduced need for runners, paper tickets and non-sales producing personnel generally.


5.   AM's and Other Membership Interest Categories Lawsuit

     This suit and the state of membership prices are the two most disappointing issues I currently face. Although I have been explaining what the CBOT has done throughout to resolve this matter, members have been bombarded with spin from plaintiffs' attorneys such that they still are in doubt as to the facts.

     First, I want you to know that we made honest efforts to send this matter to an arbitration panel. That failed. Next, we tried to resolve it on reasonable terms. This also failed, and that is why it has not been settled.

     Decisions concerning this suit are discussed and made by your Executive Committee. I see our role this way: an independent allocation committee, under the leadership of our excellent Director, Governor Jim Thompson, made a decision on allocation and its process included discussions with members. The decision was made by a committee of outside directors, not by Full Members, the current Executive Committee, or me. It would be a weak Chairman and/or Executive Committee that would ignore this impartial process, which the vast majority of the membership endorses, and simply say, we will go back to square one because some people are dissatisfied.

     We have asked the judge to set the matter for trial as expeditiously as possible. In addition, we pushed to have several important threshold issues determined at a summary judgment hearing in August. We believe that a favorable decision on those issues will end this case.

     Otherwise, the judge has set trial dates of October 5 and 6. Why so late? The plaintiffs' attorneys have asked that trial occur no earlier than this because, despite the two-year history of the case, they say they are still not ready for trial.

     Let me review the history of this suit.

     In 2000, a handful of Associate members and membership interest holders filed a lawsuit challenging the proposed allocation of equity that will be voted on by CBOT members in connection with the CBOT's Restructuring. The proposed allocation was recommended by the Independent Allocation Committee, which was advised by its own financial and legal advisors, and approved by your Board of Directors. In the lawsuit, plaintiffs argue that Full members owe a fiduciary duty to Associate members and membership interest holders, and would breach that duty by voting for Restructuring with the proposed allocation.

     When this lawsuit was first filed nearly two years ago, it was filed against five individual Full members. The Board decided that is was unfair to ask five individual members to defend the work of the Independent Allocation Committee and the Board of Directors' decision to approve their
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     recommendation.  The CBOT, therefore, hired Kirkland & Ellis to defend this case on behalf of those five members.  As many of you know, Kirkland &
     Ellis represents the CBOT in connection with a variety of matters - including Restructuring.

     On March 7, 2002, the Court certified a defendant "class" that includes all 1,402 Full members. (Full members are included in the defendant class even if they own an AM, 1/2 AM, COM or IDEM.) Kirkland & Ellis, which represents the individual defendants, is also representing the defendant class.

     On August 5, the key issues in the case will be before the judge on summary judgment motions. Hopefully, the CBOT position will prevail and the October trial will not be necessary.

     I will be happy to answer any questions on this suit following these remarks.

6.   Integrity, Liquidity, Flexibility

     Public trust in Corporate America is as low as I have seen it during my trading career and one prominent Wall Street figure said it has never been
     lower since the 1930's.   Distrust is such that it challenges U.S. economic
     recovery. Treasury Secretary Paul O'Neill offered this solution: "I think the people who have abused our trust, we ought to hang them from the very highest branches."

     Restoring confidence in market regulation and business generally must be one of the country's top priorities. Thankfully none of this has involved operations at regulated exchanges but it is essential that the public know why this is so because of our critical role in price discovery. It is why over the last year we have been emphasizing the words "Integrity, Liquidity, Flexibility" in describing our exchange and why now I am going to discuss our most important product, "Integrity."

     Integrity has been the watchword at the Chicago Board of Trade for nearly
     155 years.    Our combination of open auction and electronic match
     platforms provides open communication and level playing fields with technical speed and efficiency. This year's technology investments will improve them further.

     There have been numerous reports of illicit trading practices, governmental investigations and conflicts of interest. Articles in prominent business publications ask questions like, "How can we have a recovery if there is investor mistrust?"

     We know about the conflict of interest investigations focusing on the combination of investment banking and investment analysts. Analysts are alleged to have touted the stock of companies in order to increase investment banking business. Investors depending on such analysts for honest commentary were left with large losses.

     There are also investigations into Enron, CMS Energy and Reliant Energy, among others, looking into bogus power deals with wash trades designed to fool investors and others about the size of their businesses. According to news reports, CMS Energy admitted that most of its volume in electricity trading in 2000 and 2001 resulted from sham trades without economic value. Such admissions cast substantial doubt on the vibrancy of such opaque markets and on electronic energy trading platforms generally.

     Investigations also are being conducted by the SEC, CFTC and the Federal Energy Commission. Illicit trading practices with strategies dubbed "Death Star", "Get Shorty" and "Fat Boy" are alleged to have manipulated California's energy situation for company profit. The names are esoteric but the practices generally involve marking prices high or low so as to create market illusions to force behavior.
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     The Justice Department is also investigating of a group of the world's largest banks for allegedly using their online trading service to restrict competition in the foreign currency market. The issue is whether the electronic exchange FXA11, owned by 17 international financial institutions, sought to illegally crowd out a rival online service. In other words, the issue is whether the biggest players got together to shut out rivals and destroy competition.

     Investigations are also being conducted of Brokertec as the Justice Department is concerned about the competitive implications of a consortium that could force business onto its own platform. This investigation deals with the cash market but needless to say also could have implications for the steering of futures business.

     Of course, it is not clear whether business was improperly steered to Brokertec and the Justice Department investigation may amount to nothing. But the point is that the model of privately owned exchanges with potential conflicts of interests is being called into question. Once again, the issue is whether key players got together to shut out competition.

     I still am very concerned about Brokertec's block trading rules and can assure you that I would not approve their adoption here. As you know, these rules allow participants to make trades at above or below market prices and not to report such trades to the market for up to 240 minutes (potentially the next trading day) depending on the size and time of the trade. Indeed, most of the Brokertec blocks so far have not been reported until 3:30 p.m. or after.

     I agree with CFTC Commissioner Erickson when he said, "there is great potential for [the Brokertec block trading] rule to negatively affect price discovery." And that these rules would work to the "disadvantage of retail and more modest commercial participants who will likely suffer." At the Board of Trade we stand for transparency and immediate reporting of trades that are competitively executed.

     What do these stories have in common? Opaque trading and conflicts of interest result in illegal activities at worst and improperly functioning markets at best. Unlike major stock and commodities markets, these markets operated with little or no government or regulatory oversight and are difficult for customers and other market participants to monitor.

     Worse yet, the companies involved want to trade against their customers' orders. As you know, we have rules against that in commodities - customers must be treated fairly and a broker is an agent, not a principal able to take the other side of an order for his own benefit. He has to present it to the market, not keep it for himself.

     I discussed this a few minutes ago in talking about the securities world and the fact that it allows this practice today. It disturbs me that some firms in our industry want to be able to trade against customer commodity orders. We must keep our markets fair to the customer by ensuring the competitive execution of orders.

     My point is the superiority of open, transparent regulated exchanges such as the Chicago Board of Trade. Illicit and improper trading practices can occur in all trading environments but because of our transparency and independent surveillance staffs, they are rooted out quickly.

     Let's really understand what is at issue here. We have an open, fair, transparent and level playing field at the CBOT - our market surveillance systems are unsurpassed. We have been in this business a long time. We have an AAA guarantee on our trades through the Board of Trade Clearing Corporation.

     Our financial surveillance programs continuously monitor the financial condition of member firms and their ability to comply with their financial obligations to customers. The contract surveillance programs are designed to ensure that prices are not distorted and that contracts expire in an orderly
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     manner. These programs, plus many others, all contribute to the CBOT's international reputation as an institution that protects its markets from manipulation and its market participants from abusive practices.

     Transparency means that trades are done openly, so that all can see. The most important surveillance tool we have is continual exposure to competing market makers. In financial futures at the CBOT we have a hybrid system of open auction and electronic match that means fair transparent markets and technical efficiency. Open auction is an essential ingredient of this hybrid because it ensures that there are many market participants looking at trades to see that they are fair. Our financial trade on the electronic platform has enough participants and liquidity to assure this also.

     The history of the last few years demands that we keep markets as open as possible and this means no prearrangement, no combination of principal and agent with its conflicts of interest, and no internalization of order flow. These practices are bad for customers and bad for markets. Just look at how the energy market has been damaged and the fallout on investor confidence that has spread throughout markets generally.

     Our combined liquidity pool of open auction and electronic match platforms serve the customers, and the market, providing "Integrity, Liquidity, Flexibility". We are heading for a record volume year and we believe that this shows that we are on the right course.

     Let me conclude with the most important thing I have learned as Chairman. Nothing is as important to our organization as communication.

     Almost every time I am on the exchange floor a member will give me an idea or suggestion worth pursuing. Numerous members and directors are self-starters putting in long hours helping our dedicated employee team steer the CBOT enterprise on the right course for the future.

     By listening to our members, communicating with our customers, being open to the press, and talking to the public generally, this job becomes easy. This combination of communication and input allows our fine management to implement the best possible business plan.

     Now let's hear from our CEO, David Vitale.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT) it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.